UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 23, 2021

Supernova Partners Acquisition Company II, Ltd.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40140	98-1574543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C.	20016
(Address of principal executive offices)	(Zip Code)

(202) 918-7050

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SNII.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	SNII	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SNII WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Supernova Partners Acquisition Company II, Ltd. (“Supernova” or the “Company”), is a Cayman Islands exempted company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On October 6, 2021, Supernova entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Supernova, Supernova Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova (“First Merger Sub”), Supernova Romeo Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova (“Second Merger Sub”), and Rigetti Holdings, Inc., a Delaware corporation (“Rigetti”) (the transactions contemplated by the Merger Agreement, the “Business Combination”).

PIPE II Subscription Agreements

On October 6, 2021, concurrently with the execution of the Merger Agreement, certain investors (the “PIPE I Investors”) entered into subscription agreements (the “PIPE I Subscription Agreements”) with Supernova pursuant to which the PIPE I Investors have committed to purchase in a private placement 10,251,000 shares of Supernova common stock at a purchase price of $10.00 per share and an aggregate purchase price of approximately $102.5 million (the “PIPE I Investment”). The PIPE I Investment will be consummated substantially concurrently with the closing of the Business Combination (the “Closing”).

On December 23, 2021, Supernova entered into subscription agreements (the “PIPE II Subscription Agreements”) with two “accredited investors” (as such term is defined in Rule 501 of Regulation D) (collectively, the “PIPE II Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE II Investors have collectively subscribed for an additional 4,390,244 shares of Supernova common stock (“PIPE II Shares”) at a purchase price of $10.25 per share and an aggregate purchase price of approximately $45.0 million (the “PIPE II Investment”), bringing the aggregate amount of PIPE commitments to approximately $147.5 million. The PIPE II Investment will be consummated substantially concurrently with the Closing.

The terms of the PIPE II Subscription Agreements for the PIPE II Investors are substantially the same as those of the PIPE I Subscription Agreements (other than price per share), including with respect to certain registration rights. In particular, Supernova is required to use commercially reasonable efforts to file a registration statement to register the resale of such shares within fifteen (15) business days after the Closing.

The closing of the sale of PIPE II Shares pursuant to the PIPE II Subscription Agreements is conditioned upon, among other things, customary closing conditions and the consummation of the Business Combination. The consummation of the Business Combination is conditioned upon, among other things, Supernova having at least $165 million cash available at Closing, including any amounts in its trust account and any other cash held by Supernova prior to the Closing of the Business Combination plus the proceeds of the PIPE I Investment, the PIPE II Investment and any other subscription agreements entered into in accordance with the Merger Agreement, minus any amounts used to satisfy redemption requests, discharge indebtedness of Supernova or pay certain transaction expenses of Supernova (the “Available Closing Cash Condition”).

First Amendment to Agreement and Plan of Merger

On December 23, 2021, Supernova, Rigetti, First Merger Sub and Second Merger Sub entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment to Agreement and Plan of Merger”). Pursuant to the First Amendment to Agreement and Plan of Merger, the definitions of “Subscription Agreement,” “PIPE Investment,” “PIPE Investor” and “PIPE Investment Amount” were revised to cover the PIPE II Investment and the Merger Agreement was amended to provide for Rigetti’s consent to the PIPE II Investment. Pursuant to the First Amendment to the Agreement and Plan of Merger, the proceeds from the PIPE II Investment will be included for purposes of the Available Closing Cash Condition.

The foregoing descriptions of the PIPE II Subscription Agreements and the First Amendment to Agreement and Plan of Merger and the transactions contemplated thereunder are not complete and are qualified in their entirety by reference to the respective agreements, copies of which are respectively filed as Exhibits 2.1 and 10.1 to this Current Report on Form 8-K, and each of which is incorporated herein by reference.

2

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE II Investment is incorporated by reference herein. The shares of Supernova common stock to be issued in connection with the PIPE II Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(c) promulgated thereunder.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of December 23, 2021, by and among Supernova Partners Acquisition Company II, Ltd., Supernova Merger Sub, Inc., Supernova Romeo Merger Sub, LLC and Rigetti Holdings, Inc.

10.1	Form of PIPE II Subscription Agreement.

104	Cover page Interactive data file (embedded with in the inline XBRL document)

Additional Information and Where to Find It

Supernova has filed with the SEC a registration statement on Form S-4 (as amended, the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Supernova’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Supernova’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed Business Combination because the proxy statement/prospectus will contain important information about Supernova, Rigetti and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed Business Combination. Shareholders are also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to Supernova Partners Acquisition Company II, Ltd., 4301 50th Street NW, Suite 300, PMB 1044, Washington, DC 20016.

Participants in the Solicitation

Supernova, Rigetti and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of Supernova’s shareholders with respect to the approval of the proposed business combination. Supernova and Rigetti urge investors, shareholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Rigetti, Supernova and the proposed business combination. Information regarding Supernova’s directors and officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering. Additional information regarding the participants in the proxy solicitation, including Rigetti’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the Merger Agreement when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to Supernova as described above under “Additional Information and Where to Find It.”

3

Forward-Looking Statements

Certain statements in this report and the exhibits to this report may be considered forward-looking statements. Forward-looking statements generally relate to future events and can be identified by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and Rigetti and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Rigetti, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of Supernova or to satisfy other conditions to Closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Rigetti as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Rigetti or the combined company may be adversely affected by other economic, business, or competitive factors; Rigetti’s estimates of expenses and profitability; the evolution of the markets in which Rigetti competes; the ability of Rigetti to execute on its technology roadmap; the ability of Rigetti to implement its strategic initiatives, expansion plans and continue to innovate its existing services; the impact of the COVID-19 pandemic on Rigetti’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration on Form S-4 and proxy statement/prospectus discussed above and other documents filed with Supernova from time to time with the SEC.

Nothing in this report or the exhibits to this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor Rigetti undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Supernova Partners Acquisition Company II, Ltd.

Date: December 23, 2021	By:	/s/ Michael S. Clifton
	Name:	Michael S. Clifton
	Title:	Chief Financial Officer

5

Exhibit 2.1

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 23, 2021 (the “First Amendment Date”), is made and entered into by and among SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), SUPERNOVA MERGER SUB, INC., a Delaware corporation and direct, wholly owned subsidiary of Acquiror (“First Merger Sub”), SUPERNOVA ROMEO MERGER SUB, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Acquiror (“Second Merger Sub” and together with First Merger Sub, “Merger Subs”), and Rigetti Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, Acquiror, Merger Subs, and the Company are each a party to that certain Agreement and Plan of Merger, dated as of October 6, 2021 (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (i) First Merger Sub will merge with and into the Company, with the Company being the surviving corporation of the First Merger, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger; and

WHEREAS, in accordance with and as permitted by Section 12.10 of the Merger Agreement, the parties hereto desire to amend the Merger Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements and covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AMENDMENT

1.    Merger Agreement Amendments. The Merger Agreement is hereby amended as follows:

(a)    Recitals.

(i)    Original Subscription Agreements. The sixteenth paragraph of the Recitals of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

WHEREAS, on or prior to the date hereof, Acquiror has obtained commitments from certain investors for a private placement of shares of Domesticated Acquiror Common Stock (the “Original PIPE Investment”) pursuant to the terms of one or more subscription agreements (each, an “Original Subscription Agreement”), pursuant to which, among other things, such investors have agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to such investors, an aggregate number of shares of Domesticated Acquiror Common Stock set forth in the Original Subscription Agreements at a price per share equal to $10.00, in exchange for an aggregate purchase price of $102,510,000 on the Closing Date (as defined below), on the terms and subject to the conditions set forth therein, with such purchases to be consummated immediately prior to the consummation of the Mergers.

(ii)    Additional Subscription Agreements. The following paragraph shall be inserted as a new seventeenth paragraph of the Recitals of the Merger Agreement:

WHEREAS, on December 23, Acquiror has obtained additional commitments from certain investors for a private placement of shares of Domesticated Acquiror Common Stock (the “Additional PIPE Investment”) pursuant to the terms of one or more subscription agreements (each, an “Additional Subscription Agreement”), pursuant to which, among other things, such investors have agreed to subscribe for and purchase, and Acquiror has agreed to issue and sell to such investors, an aggregate number of shares of Domesticated Acquiror Common Stock set forth in the Additional Subscription Agreements at a price per share equal to $10.25, in exchange for an aggregate purchase price of $45,000,000 on the Closing Date, on the terms and subject to the conditions set forth therein, with such purchases to be consummated immediately prior to the consummation of the Mergers.

(b)    Definitions.

(i)    PIPE Investment. The definition of “PIPE Investment” in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“PIPE Investment” means any investment in shares of Domesticated Acquiror Common Stock pursuant to a Subscription Agreement.

(ii)    Subscription Agreement. The definition of “Subscription Agreement” in Section 1.01 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Subscription Agreement” means an Original Subscription Agreement, an Additional Subscription Agreement or an Incremental Subscription Agreement.

(iii)    Incremental Subscription Agreement. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“Incremental Subscription Agreement” means any subscription agreement with respect to a private placement of shares of Domesticated Acquiror Common Stock to be consummated immediately prior to the consummation of the Mergers, that is entered into by Acquiror pursuant to and in accordance with Section 8.02(h) and Section 8.03, excluding for the avoidance of doubt, all Original Subscription Agreements and Additional Subscription Agreements.

(i)    First Amendment Date. Section 1.01 of the Merger Agreement is hereby amended to add the following definition in alphabetical order:

“First Amendment Date” means December 23, 2021.

(c)    PIPE Investment. Section 6.14(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

(a)     As of the First Amendment Date, Acquiror has delivered to the Company true, correct and complete copies of each of the Original Subscription Agreements and Additional Subscription Agreements entered into by Acquiror with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide equity financing to Acquiror solely for purposes of consummating the Transactions for an aggregate gross purchase price of $147,510,000 (the “PIPE

2

Investment Amount”). As of the First Amendment Date, to the knowledge of Acquiror, with respect to each PIPE Investor, the Original Subscription Agreement or Additional Subscription Agreement, as applicable, with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. As of the First Amendment Date, each Original Subscription Agreement and Additional Subscription Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each PIPE Investor, and neither the execution or delivery by Acquiror or, to the knowledge of Acquiror, any other party thereto nor the performance by Acquiror or, to the knowledge of Acquiror, any other party thereto of its obligations under any such Subscription Agreement violates or will violate any Laws. As of the First Amendment Date, there are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investor that modifies the economic terms of such Original Subscription Agreement or Additional Subscription Agreement or that could reasonably be expected to affect the obligation of such PIPE Investor to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Original Subscription Agreement or Additional Subscription Agreement of such PIPE Investor, and, as of the First Amendment Date, to the knowledge of Acquiror, there are no facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Original Subscription Agreement or Additional Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Acquiror, on the Closing Date. As of the First Amendment Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Original Subscription Agreement or Additional Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition to closing to be satisfied by it contained in any Original Subscription Agreement or Additional Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement) to the obligations of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein, subject to the Enforceability Exceptions.

(b)     As of the First Amendment Date, no fees, consideration or other discounts are payable or have been agreed by Acquiror or any of its Subsidiaries (including, from and after the Closing, the Surviving Corporation and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment, except as set forth in the Original Subscription Agreements and the Additional Subscription Agreements.

2.    Interpretation. References to “this Agreement” in the Merger Agreement or words of similar import mean the Merger Agreement as amended by this Amendment.

3.    Other Provisions Unaffected. Except as expressly amended by this Amendment, the Merger Agreement shall remain unchanged and in full force and effect in accordance with its terms.

4.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement and/or the Transactions, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws or statute of limitations of another jurisdiction.

3

6.    Consent. The Company hereby irrevocably consents to the entry by Acquiror into the Additional Subscription Agreements and the consummation of the transactions contemplated thereby, including the issuance of Domesticated Acquiror Common Stock to the investors party thereto in accordance with the terms thereof, for all purposes of the Merger Agreement, including, for the avoidance of doubt, under Sections 8.02 and 8.03 thereof.

[Signature pages follow]

4

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

By:	/s/ Michael Clifton
Name:	Michael Clifton
Title:	Director

SUPERNOVA MERGER SUB, INC.

By:	/s/ Michael Clifton
Name:	Michael Clifton
Title:	Secretary

SUPERNOVA ROMEO MERGER SUB, LLC

By:	/s/ Michael Clifton
Name:	Michael Clifton
Title:	Secretary

[Signature Page to Merger Agreement Amendment]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

RIGETTI HOLDINGS, INC.

By:	/s/ Rick Danis
Name:	Rick Danis
Title:	Secretary

[Signature Page to Merger Agreement Amendment]

Exhibit 10.1

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into as of December [ ● ], 2021 by and between Supernova Partners Acquisition Company II, Ltd., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Issuer”), and the undersigned (“Subscriber”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, the Issuer and Rigetti & Co., Inc., a Delaware corporation (“Rigetti”), entered into that certain Agreement and Plan of Merger, dated October 6, 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which (i) prior to the Closing and subject to the conditions of this Subscription Agreement, the Issuer shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the applicable provisions of the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”) (such deregistration and domestication, including all matters necessary or ancillary in order to effect such domestication, the “Domestication”) and (ii) the Issuer will acquire 100% of the outstanding equity and equity equivalents of Rigetti (including options, warrants, preferred stock or other securities that have the right to acquire or convert into equity securities of Rigetti) (the “Acquisition”);

WHEREAS, in connection with the Acquisition, Subscriber desires to subscribe for and purchase from the Issuer the number of shares of common stock, par value $0.0001 per share, of the Issuer (after the Domestication) (the “Domesticated Issuer Common Stock”), set forth on Subscriber’s signature page hereto (the “Shares”) for a purchase price of $10.25 per share (the “Per Share Price”) and an aggregate purchase price as set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;

WHEREAS, (i) on October 6, 2021, the Issuer entered into separate subscription agreements (the “Prior Subscription Agreements”) with certain other investors (the “Prior Subscribers”) pursuant to which the Prior Subscribers have agreed to purchase Domesticated Issuer Common Stock for an aggregate purchase price of $102,510,000 and (ii) substantially concurrently with the execution of this Subscription Agreement, certain other investors (each, an “Other New Subscriber” and, together with the Prior Subscribers, the “Other Subscribers”) are entering into separate subscription agreements with the Issuer (the “New Subscription Agreements” and, together with the Prior Subscription Agreements, the “Other Subscription Agreements”), pursuant to which such investors have agreed or will agree to purchase Domesticated Issuer Common Stock at the Per Share Price (collectively with the Shares to be purchased hereunder, the “PIPE Securities”) on the Closing Date (as defined below) for a total aggregate investment of $[ ● ]; and

WHEREAS, the Issuer and the Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 506(c) of the Securities Act (as defined below);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

For ease of administration, this single Subscription Agreement is being executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that (i) the Subscription Agreement shall be treated as if it were a separate agreement with respect to each Subscriber listed on the signature page, as if each Subscriber entity had executed a separate Subscription Agreement naming only itself as Subscriber, and (ii) no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any other Subscriber so listed.

1.

Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the “Subscription”).

2.	Representations, Warranties and Agreements.

2.1.

Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and the Placement Agents (as defined below) and acknowledges and agrees with the Issuer and the Placement Agents as follows:

2.1.1.

If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2.

If Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3.

The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or, if applicable, any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority or ability of Subscriber to enter into or timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) if Subscriber is not an individual, result in any breach or violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (“Governmental Authority”), domestic or foreign, having jurisdiction over Subscriber or, if applicable, any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4.

Subscriber (i) is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) or a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act that was also an institutional “accredited investors”, satisfying the applicable requirements set forth on Schedule I hereto, (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I hereto in addition to certain other customary information reasonably requested by the Issuer).

2.1.5.

Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a legend, or each register for the Shares in book entry form shall contain a notation, to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that the Issuer files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

2.1.6.

Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, and has not relied upon, any statements, representations, warranties, covenants or agreements made to Subscriber by Deutsche Bank Securities Inc. (“Deutsche Bank”) or Morgan Stanley & Co. LLC (“Morgan Stanley” and together with Deutsche Bank, the “Placement Agents”), the Issuer, Rigetti, or any of their respective affiliates or any control persons, officers, directors, partners, agents or representatives, any other party to the Acquisition or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in this Subscription Agreement. Subscriber understands and acknowledges that (i) Deutsche Bank or its affiliate is also acting as a financial advisor to Rigetti in relation to the Acquisition and (ii) Morgan Stanley is also acting as financial advisor to the Issuer. Subscriber understands and acknowledges (i) that Deutsche Bank’s role as financial advisor to Rigetti and (ii) Morgan Stanley’s role as financial advisor to the Issuer, in each case, may give rise to potential conflicts of interest or the appearance thereof.

2.1.7.

Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

2.1.8.

In making its decision to purchase the Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Issuer’s representations, warranties and agreements herein. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer and its representatives concerning the Issuer or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received access to, and has had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, Rigetti and the Acquisition, and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that, as the Subscriber deems necessary, it has reviewed (i) the Issuer’s filings with the Securities and Exchange Commission (the “Commission”), (ii) a presentation with respect to Rigetti provided to Subscriber by the Issuer, and (iii) the financial statements of Rigetti as of January 31, 2020 and 2021 and the years then ended. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber acknowledges and agrees that (i) neither of the Placement Agents, nor any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Shares nor is such information or advice necessary or desired and (ii) neither of the Placement Agents nor any of their respective affiliates has prepared any disclosure or offering document in connection with the offer and sale of the Shares. Neither of the Placement Agents nor any of their respective affiliates has made or makes any representation, express or implied, as to the Issuer, Rigetti, their credit quality, the quality or value of the Shares, the Acquisition or the other transactions contemplated hereby, or the Subscriber’s purchase of the Shares. In connection with the issuance of the Shares to Subscriber and the purchase of the Shares by Subscriber, neither of the Placement Agents nor any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber. Subscriber acknowledges that neither of the Placement Agents, to the maximum extent permitted by law, shall have any liability or any obligation to the Subscriber in respect of this Subscription Agreement or the transactions contemplated hereby including, but not limited to, any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscriber’s purchase of the Shares. The Subscriber hereby understands and acknowledges that none of the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to the Issuer, Rigetti or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer.

2.1.9.

The Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Subscriber has not relied on any investigation that the Placement Agents, any of their respective affiliates or any person acting on their behalf have conducted with respect to the Shares, Rigetti or the Issuer. The Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

2.1.10.

Subscriber acknowledges that the Issuer represents and warrants that the Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.11.

Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

2.1.12.

Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.13.

Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

2.1.14.

Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable laws. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

2.1.15.

If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that it has not relied on the Issuer or any of its affiliates (the “Acquisition Parties”) for investment advice as the Plan’s fiduciary with respect to its decision to acquire and hold the Shares, and none of the Acquisition Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

2.1.16.	[Reserved.]

2.1.17.

No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Issuer as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of Shares hereunder.

2.1.18.

On the date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1, Subscriber will have sufficient, immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.19.	Subscriber was not formed for the purpose of acquiring the Shares.

2.1.20.

No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

2.1.21.

If Subscriber is an individual, then Subscriber resides in the state or province identified in the address of Subscriber set forth on the signature page hereto. If Subscriber is not an individual, then the office or offices of Subscriber where its principal place of business is located is identified in the address or addresses of Subscriber set forth on the signature page hereto.

2.1.22.	[Reserved.]

2.1.23.	If Subscriber is a resident or subject to the laws of Canada, Subscriber hereby declares, represents, warrants and agrees as set forth in the attached Schedule II.

2.1.24.

The Subscriber acknowledges that the Issuer has engaged in general solicitations with respect to the offer and sale of the Shares and the Issuer is relying on Rule 506(c) of Regulation D under the Securities Act as an exemption of the offer and sale of Shares from registration. The Subscriber has provided the Issuer with all information regarding the Subscriber’s accredited investor status requested by the Issuer, and agrees to provide such further information as reasonably requested to allow the Issuer to rely on Rule 506(c) of Regulation D under the Securities Act.

2.2.

Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber and Placement Agents and agrees with Subscriber and Placement Agents as follows:

2.2.1.

The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

2.2.2.

The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents, under the Companies Act, the DGCL or pursuant to any agreement or other instrument to which the Issuer is a party or by which it is otherwise bound.

2.2.3.

This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber, is the valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4.

The execution, delivery and performance by the Issuer of this Subscription Agreement, issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Issuer or to have a material adverse effect on the legal authority or ability of the Issuer to enter into or timely perform its obligations under this Subscription Agreement (an “Issuer Material Adverse Effect”), (ii) result in any breach or violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or Governmental Authority, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5.	[Reserved].

2.2.6.

Neither the Issuer nor any person acting on its behalf offered any of the Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.7.

Concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into the New Subscription Agreements providing for the sale of certain PIPE Securities. Neither Issuer nor any of its affiliates has entered into any side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect equity investment in the Issuer, other than (a) Other Subscription Agreements, or (b) the Merger Agreement (or as expressly contemplated by the Merger Agreement). The New Subscription Agreements reflect the same Per Share Price and terms and conditions that are not more advantageous to any Other New Subscriber thereunder than the terms and condition hereunder (other than terms particular to the regulatory requirements of such Subscriber or its affiliates or related funds). The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

2.2.8.

The authorized capital stock of the Issuer as of the date of this Subscription Agreement consists of 550,000,000 shares as follows: (a) 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, (b) 50,000,000 Class B Ordinary Shares, par value $0.0001 per share (“Authorized Class B Shares”) and (c) 5,000,000 Preference Shares, par value $0.0001 per share (“Authorized Preference Shares”). Following the Domestication, the authorized capital stock of the Issuer will consist of 10,000,000 shares of preferred stock, par value $0.0001 per share and 1,000,000,000 shares of Domesticated Issuer Common Stock. As of the date hereof, and as of immediately prior to the completion of the Acquisition (prior to giving effect to (x) any redemption of any Class A Ordinary Shares held by the Issuer’s public shareholders in connection with the consummation of the Acquisition and (y) the issuance of the PIPE Securities): (i) 34,500,000 Class A Ordinary Shares are and will be issued and outstanding; (ii) 8,625,000 Authorized Class B Shares are and will be issued and outstanding; and (iii) no Authorized Preference Shares are or will be issued or outstanding; (iv) 4,450,000 warrants to purchase an aggregate of 4,450,000 Class A Ordinary Shares (the “Private Placement Warrants”) are and will be outstanding; and (v) 8,625,000 warrants to purchase an aggregate of 8,625,000 Class A Ordinary Shares (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) are and will be outstanding. All (A) issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares have been duly authorized and validly issued, are fully paid and are non-assessable and (B) outstanding Warrants have been duly authorized and validly issued. Except as set forth above and pursuant to the Other Subscription Agreements, the Merger Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Issuer any Class A Ordinary Shares, Class B Ordinary Shares or other equity interests in Issuer or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, Issuer has no subsidiaries, other than First

Merger Sub and Second Merger Sub (each as defined in the Merger Agreement), and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which Issuer is a party or by which it is bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Documents and (2) as contemplated by the Merger Agreement.

2.2.9.

Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, (x) no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber contemplated by this Subscription Agreement and (y) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Issuer in connection with such offer and sale of Shares contemplated by this Subscription Agreement.

2.2.10.

The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission of this Subscription Agreement (the “SEC Documents”), which SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents at the time of filing, except as to the historical accounting treatment of the Warrants. Except as to the historical accounting treatment of (i) Warrants in the Issuer’s 8-K dated March 10, 2021 and (ii) the Issuer’s ordinary shares as permanent or temporary equity in each of the Issuer’s Form 10-Qs, each of the financial statements (including, in each case, any notes thereto) contained in the SEC Documents was prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Issuer as at the respective dates thereof and for the respective periods indicated therein. None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except for the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, the Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents, excluding any comments on the Registration Statement on Form S-4.

2.2.11.

There are no pending or, to the knowledge of the Issuer, threatened, actions, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Issuer which would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.12.	Except for the Placement Agents, the Issuer has not paid, and is not obligated to pay, any brokerage, finder or other commission or similar fee in connection with the issuance and sale of the Shares.

2.2.13.

The Issuer is in compliance with all applicable laws, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. The Issuer has not received any written communication that alleges that the Issuer is not in compliance with, or is in default or violation of, any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.14.

The issued and outstanding Issuer’s Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “SNII.” The Issuer is in compliance in all material respects with the rules of the NYSE and there is no action pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the Commission with respect to any intention by such entity to deregister the Issuer’s Class A Ordinary Shares or terminate the listing of the Issuer’s ordinary shares on the NYSE, except as disclosed in the SEC Documents relating to the late filing of the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021. None of the Issuer or its affiliates has taken any action in an attempt to terminate the registration of the Issuer’s Class A Ordinary Shares under the Exchange Act except as contemplated by the Merger Agreement. The Issuer has not received any notice from the NYSE or the Commission regarding the revocation of such listing or otherwise regarding the delisting of the Issuer’s Class A Ordinary Shares from the NYSE or the Commission, except as disclosed in the SEC Documents relating to the late filing of the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.

2.2.15.

There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares or (ii) the shares of Domesticated Issuer Common Stock to be issued pursuant to any Other Subscription Agreement.

2.2.16.	Neither the Issuer nor any of its subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

2.2.17.

Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and Issuer effecting a pledge of Shares shall not be required to provide Issuer with any notice thereof or otherwise make any delivery to Issuer pursuant to this Subscription Agreement. Issuer hereby agrees to execute and deliver such documentation as a pledgee of the Shares may reasonably request in connection with a pledge of the Shares to such pledgee by Subscriber.

2.2.18.

No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Issuer or, to the Issuer’s knowledge, any individual, corporation, partnership, trust, limited liability company, association or other entity listed in the first paragraph of Rule 506(d)(1), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

2.2.19.

Based in part upon the representations and warranties of the Subscriber in Section 2.1 of this Subscription Agreement, the Issuer has taken reasonable steps to verify that the Subscriber is an accredited investor as required under Rule 506(c) of Regulation D under the Securities Act.

2.2.20.

Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, (x) no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber contemplated by this Subscription Agreement and (y) no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority is required on the part of the Issuer in connection with such offer and sale of Shares contemplated by this Subscription Agreement, except for filings pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

3.	Settlement Date and Delivery.

3.1.

Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur following the Domestication and immediately prior to, or substantially concurrently with, the consummation of the Acquisition (the “Closing Date”). Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) Business Days prior to the date that the Issuer reasonably expects the closing of the Acquisition to occur (the “Expected Closing Date”), Subscriber shall deliver to the Issuer no later than two (2) Business Days prior to the Closing, the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in Sections 3.2 and 3.3, the Issuer shall deliver to Subscriber the Shares in book entry form in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. As promptly as practicable after the Closing, upon request of the Subscriber, the Issuer shall provide Subscriber updated book-entry statements from the Issuer’s transfer agent reflecting the change in name of the Issuer to occur in connection with the Closing. If (i) the Subscription Agreement terminates following the delivery by Subscriber of the Purchase Price but prior to the Closing having been consummated or the Acquisition is not consummated on or prior to the second (2nd) Business Day after the Expected Closing Date, the Issuer shall promptly (but no later than two (2) Business Days thereafter) return the Purchase Price to Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber. Notwithstanding the immediately preceding sentence, (i) a failure to close on or within two (2) Business Days after the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in Sections 3.2 and 3.3 to be satisfied or waived on or prior to the Closing Date, and (ii) Subscriber shall remain obligated to consummate the Closing upon satisfaction of the conditions set forth in Sections 3.2 and 3.3. For purposes of this Subscription Agreement, “Business Day” means a day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close. Each register and book entry for the Shares shall contain a notation with a legend substantially to the effect described in Section 2.1.5 hereof.

3.2.	Conditions to Closing of the Issuer.

The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or waiver by Issuer, on or prior to the Closing Date, of each of the following conditions:

3.2.1.

Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof (i) shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse

Effect, which representations and warranties shall be true and correct in all respects), and (ii) shall be true and correct in all material respects on and as of the Closing Date, unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date (in each case, other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date.

3.2.2.

Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing; provided that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by Issuer to the Subscriber prior to the Closing, and the Subscriber fails to cure such non-compliance in all material respects within ten (10) Business Days of receipt of such notice.

3.2.3.

Closing of the Acquisition. All conditions precedent to the Issuer’s obligations to consummate, or cause to be consummated, the Acquisition set forth in the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions that may only be satisfied at the consummation of the Acquisition, but subject to satisfaction (as determined by the parties to the Merger Agreement) or waiver by such party of such conditions as of the consummation of the Acquisition), and such Acquisition is consummated substantially concurrently with the Closing.

3.2.4.

Legality. There shall not be in force any order, judgment or injunction entered by or with any Governmental Authority enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement.

3.2.5.

Listing. Issuer’s initial listing application with NYSE in connection with the Acquisition contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Issuer shall satisfy any applicable initial and continuing listing requirements of NYSE, and Issuer shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Effective Time, and the Domesticated Issuer Common Stock shall have been approved for listing on NYSE.

3.2.6.	Domestication. The Domestication shall have been completed.

3.3.	Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Shares at the Closing is subject to the fulfillment or waiver in writing by Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.3.1.

Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof (i) shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and (ii) shall be true and correct in all material respects on and as of the Closing Date, unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date (in each case, other than representations and warranties that are qualified as to materiality or Issuer Material

Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Acquisition.

3.3.2.

Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing.

3.3.3.

Closing of the Acquisition. (i) All conditions precedent to the consummation of the Acquisition set forth in the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived by the party entitled to the benefit thereof under the Merger Agreement (other than those conditions that may only be satisfied at the consummation of the Acquisition, but subject to satisfaction (as determined by the parties to the Merger Agreement) or waiver by such party of such conditions as of the consummation of the Acquisition) and (ii) the terms of the Merger Agreement (as in effect on the date hereof) shall not have been amended, and no waiver thereunder shall have occurred, in a manner that would reasonably be expected to materially and adversely affect the economic benefits the Subscriber would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent (it being understood Section 10.03(c) of the Merger Agreement shall be satisfied, without giving effect to any amendment, modification or waiver thereto or to any related definition, from and after the date hereof, unless such waiver, modification or amendment has been consented to in advance in writing by Subscribers investing at least two-thirds of the aggregate Purchase Price under the Subscription Agreements).

3.3.4.

No Material Adverse Event. There shall not have occurred, in the reasonable judgment of Subscribers investing at least a majority of the aggregate Purchase Price under the Subscription Agreements, any Material Adverse Effect or Acquiror Material Adverse Effect (each as defined in the Merger Agreement).

3.3.5.

Legality. There shall not be in force any order, judgment or injunction entered by or with any Governmental Authority enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement, and no Governmental Authority shall have instituted or threatened in writing a proceeding seeking to impose any such injunction or prohibition.

3.3.6.

Other Subscription Agreements. No New Subscription Agreement shall have been amended, modified or waived in any manner that materially benefits any Other Subscriber unless Subscriber shall have been offered substantially similar benefits in writing.

3.3.7.

Listing. Issuer’s initial listing application with NYSE in connection with the Acquisition contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Issuer shall satisfy any applicable initial and continuing listing requirements of NYSE, and Issuer shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Effective Time, and the Shares shall have been approved for listing on NYSE.

4.	Registration Rights Agreement.

4.1.

The Issuer agrees that it will use commercially reasonable efforts to file with the Commission (at the Issuer’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Shares, including additional shares issued pursuant to any stock split, stock dividend or similar transaction (the “Registrable Securities”) within fifteen (15) business days after the Closing (the “Filing Deadline”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the consummation of the Acquisition, but no later than the earlier of (i) the 65th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the consummation of the Acquisition and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations; provided further, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing a completed and executed selling shareholder questionnaire in customary form to the Issuer that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Registrable Securities to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling shareholder in similar situations. For the avoidance of doubt, the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Shares to the Issuer (or its successor) upon request to assist the Issuer in making the determination described above. The Issuer shall provide a draft of the Registration Statement to Subscriber for review at least two (2) Business Days in advance of the date of filing the Registration Statement with the Commission (the “Filing Date”), and Subscriber shall provide any comments on the Registration Statement to the Issuer no later than the day immediately preceding the Filing Date. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. Notwithstanding the foregoing it is expressly understood that the Issuer shall include the following in the Registration Statement, “In offering the securities covered by this prospectus, the selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.” The Issuer may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after the Issuer becomes eligible to use such Form S-3. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Domesticated Issuer Common Stock by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of shares of Domesticated Issuer Common Stock which is equal to the maximum number of shares as is permitted to be registered by the Commission. In such event, the number of Registrable Securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional shares and cause such amendment or Registration Statement to become effective as promptly as practicable. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

4.2.

In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

4.2.1.

except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions through the date the earliest of (i) three (3) years from the date the initial Registration Statement covering the Registrable Securities is declared effective, (ii) the date on which Subscriber no longer owns any Shares or (iii) the first date on which Subscriber can sell all of its Shares (or shares received in exchange therefor) without any condition or limitation under Rule 144;

4.2.2.	advise Subscriber within five (5) Business Days (or such earlier date as otherwise indicated):

(a)    when a Registration Statement or any amendment thereto has been filed with the Commission and when a Registration Statement or any post-effective amendment thereto has become effective, in each case within two (2) Business Days;

(b)    within two (2) Business Days after it shall have received notice or obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c)    of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d)    subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein do not include any untrue statements of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth in this Section 4.2.2, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above may constitute material, nonpublic information regarding the Issuer;

4.2.3.	use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4.

upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5.	use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer’s Domesticated Issuer Common Stock is then listed.

4.3.

Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the filing, effectiveness or continued use of any Registration Statement would require the Issuer to make any public disclosure of material non-public information, which disclosure, in the good faith determination of the board of directors of the Issuer, after consultation with external counsel to the Issuer, (a) would be required to be made in any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading or to comply with applicable disclosure requirements, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Issuer has a bona fide business purpose for not making such information public (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than forty-five (45) consecutive calendar days, or more than ninety (90) total calendar days, in each case in any twelve (12)-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer except (A) for disclosure to Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4.

Subscriber may deliver written notice (including via email in accordance with this Subscription Agreement) (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the

Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least three (3) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.4) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) Business Day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

4.5.

The Issuer shall indemnify and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Issuer is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Issuer.

4.6.

Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement or selling shareholder named in the Registration Statement, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber.

4.7.

Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the part of such indemnified party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.8.

The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

4.9.

If the indemnification provided under Section 4.5 or Section 4.6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber hereunder (and including any amounts paid pursuant to Section 4.6) shall be limited to the net proceeds received by such Subscriber from the sale of Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 4, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.9 from any person or entity who was not guilty of such fraudulent misrepresentation.

5.

Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the Issuer and Subscriber to terminate this Subscription Agreement, (iii) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived by the party entitled to grant such waiver on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing or (iv) June 5, 2022, if the Closing has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such willful breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly (and in any event within one (1) Business Day) after the termination of such agreement.

6.	Miscellaneous.

6.1.

Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional reasonable actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1.    Subscriber and the Issuer acknowledge that Subscriber, the Issuer and the Placement Agents (as third party beneficiaries with respect to Section 2, Section 6 and Section 9 hereof) will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber and Issuer contained in this Subscription Agreement. Prior to the Closing, each of Subscriber and the Issuer agrees to promptly notify the other party and the Placement Agents if any of its acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Subscriber acknowledges and agrees that the purchase by the Subscriber of Shares hereunder will constitute a reaffirmation to the Issuer and the Placement Agents of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Subscriber further acknowledges and agrees, and the Issuer acknowledges and agrees, that each Placement Agent is a third-party beneficiary of the representations and warranties of the Subscriber and the Issuer contained in this Subscription Agreement.

6.1.2.    Each of the Issuer, the Subscriber and the Placement Agents (with respect to Section 2, Section 6 and Section 9 hereof), is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal action or official inquiry with respect to the matters covered hereby.

6.1.3.    Each of Subscriber and the Issuer shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein. The Issuer shall be responsible for the fees of the Transfer Agent, the escrow agent, stamp taxes and all of the fees of the Depository Trust Company (“DTC”) associated with the issuance of the Shares.

6.1.4.    The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall promptly provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that, to the extent Subscriber identifies any such additional information as confidential, the Issuer agrees to keep any such information provided by Subscriber confidential (except to the extent required to be disclosed by applicable law, including in connection with any filings required to be made to the SEC or a stock exchange, in which case, Issuer shall provide prior written notice to Subscriber of such disclosure).

6.2.

Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)                if to Subscriber, to such address or addresses set forth on the signature page hereto; and

(ii)                if to the Issuer, to:

Supernova Partners Acquisition Company II, Ltd.

4301 50th Street NW

Suite 300, PMB 1044

Washington, DC 20016

Attention: Robert Reid and Michael Clifton

Email: robert@supernovaspac.com and michael@supernovaspac.com with a required copy (which copy shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Attention: Patrick Shannon and Nicholas Luongo

Email: Patrick.Shannon@lw.com and Nick.Luongo@lw.com

6.3.

Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4.

Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other party. Notwithstanding anything to the contrary herein, Section 2, Section 6.1.1, Section 6.1.2, this Section 6.4 and Section 9 may not be modified, waived or terminated in a manner that is adverse to the Placement Agents without the prior written consent of the Placement Agents.

6.5.

Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of the other party hereto (other than the Shares acquired hereunder, if any, and the Subscriber’s rights under Section 4 hereof, and then only in accordance with this Subscription Agreement); provided that Subscriber’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as Subscriber or an affiliate of Subscriber, without the prior consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber(s), the assignee(s) shall become Subscriber(s) hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided further that, no assignment without the other party’s prior written consent shall relieve the assigning party of any of its obligations hereunder.

6.6.

Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

6.7.

Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

6.8.

Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of any state court located in The City and County of New York (the “New York State Courts”), provided that if subject matter jurisdiction over the matter that is the subject of the action is vested exclusively in the U.S. federal courts, such action shall be heard in the U.S. District Court for the Southern District of New York (together with the New York State Courts, the “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such action may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such action is brought in an inconvenient forum or (v) the venue of such action is improper. Each party hereby consents to service of process in any such action in any manner permitted by New York law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL

ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

6.9.

Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.10.

No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

6.11.	Remedies.

6.11.1.

The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.11.2.

The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.12.

Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing until the expiration of any statute of limitations under applicable law. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Acquisition, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Acquisition and remain in full force and effect until the expiration of any statute of limitations under applicable law.

6.13.	[Reserved.]

6.14.

Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15.

Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Subscription Agreement or any document to be signed in connection with this Subscription Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

6.16.

Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.17.

Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto by virtue of the authorship of any of the provisions of this Subscription Agreement.

7.	Cleansing Statement; Disclosure.

7.1.

The Issuer shall, by 9:00 a.m., Eastern time, on the first (1st) Business Day immediately following the date of this Subscription Agreement (the time of such filing, “Disclosure Time”), issue one or more press releases or file with the Commission a Current Report on Form 8-K disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and by any New Subscription Agreements executed and delivered at such time. From and after the Disclosure Time, the Issuer represents to the Subscriber that it shall have publicly disclosed all material, non-public information delivered to the

Subscriber by the Issuer or Rigetti or any of its respective officers, directors, employees or agents in connection with the transactions contemplated by the Subscription Agreement and the Merger Agreement, and the Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement.

7.2.

Subscriber hereby consents to the publication and disclosure in (x) the Current Report on Form 8-K filed by the Issuer with the Commission in connection with the closing of the Merger Agreement, any amendments to the Proxy Statement or any other filing with the Commission pursuant to applicable securities laws and (y) any other documents or communications provided by the Issuer to any Governmental Authority or to securityholders of the Issuer, in each case, (i) as and to the extent required by applicable law or the Commission or any other Governmental Authority, and (ii) in the filing of this Subscription Agreement with the Commission and in the related Current Report on Form 8-K, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer, a copy of this Subscription Agreement. Other than as set forth in the immediately preceding sentence, without Subscriber’s prior written consent, the Issuer will not publicly disclose or use the name of Subscriber or of its affiliates or advisers (including, for the avoidance of doubt, in any press release or marketing materials), other than to the Issuer’s lawyers, independent accountants and to other advisors and service providers who reasonably require such information in connection with the provision of services to such person, are advised of the confidential nature of such information and are obligated to keep such information confidential. Subscriber will promptly provide any information reasonably requested by the Issuer for any regulatory application or filing made or approval required in connection with the Acquisition (including filings with the Commission).

8.

Trust Account Waiver. Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Subscriber agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case, in connection with this Subscription Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 (x) shall serve to limit or prohibit the Subscriber’s right to pursue a claim against Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) shall serve to limit or prohibit any claims that the Subscriber may have in the future against Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding and enforceable under applicable law. In the event Subscriber, in connection with this Subscription Agreement, commences any action which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Issuer’s shareholders, whether in the form of monetary damages or injunctive relief, Subscriber shall be obligated to pay to the Issuer all of its legal fees and costs in connection with any such action in the event that the Issuer prevails in such action.

9.

Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents (or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives)), other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that none of the Sponsor, Rigetti, the Placement Agents (and their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives) or any subscriber hereunder or Other Subscriber shall be liable, to the maximum extent permitted by law, to Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder.

10.	Additional Covenants.

10.1.

Rule 144. From and after such time as the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration may be available to holders of the Issuer’s common stock and until the earlier of (x) the date on which Subscriber no longer owns any Shares and (y) the time Subscriber can sell the Shares under Rule 144 without any condition or limitation, the Issuer agrees to:

10.1.1.	make and keep public information available, as those terms are understood and defined in Rule 144;

10.1.2.

file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

10.1.3.

furnish to Subscriber, promptly upon request, (x) a written statement by the Issuer, if true, that it has complied with the reporting requirements of the Exchange Act as required under Rule 144, (y) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer and (z) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

10.2.

Legend Removal. Subject to receipt from the Subscriber by the Issuer and the Issuer’s transfer agent of customary representations and other documentation reasonably acceptable to the Issuer in connection therewith, the Subscriber may request that the Issuer remove any legend from the book entry position evidencing its Shares and the Issuer will, if required by the Issuer’s transfer agent, use its commercially reasonable efforts cause an opinion of the Issuer’s counsel be provided, in a form reasonably acceptable to the Issuer’s transfer agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as the Shares (1) are subject to or have been or are about to be sold or transferred pursuant to an effective registration statement, (2) have been or are about to be sold pursuant to Rule 144, or (3) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares, or another exemption from registration. If restrictive legends are no longer required for the Shares pursuant to the foregoing, the Issuer shall, in accordance with the provisions of this section and within three (3) trading days of any request therefor from the Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Issuer’s transfer agent irrevocable instructions to make a new, unlegended entry in book-entry form or by electronic delivery through DTC for such Shares. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with such issuance.

11.

Tax Matters. Subscriber agrees to complete and return with this Subscription Agreement, upon request of the Issuer (and no later than two (2) Business Days prior to Closing), and to update as necessary, a valid and properly executed Internal Revenue Service (“IRS”) Form W-9 or W-8, as applicable. Subscriber further agrees that, in the event that (i) the information contained on such IRS Form W-9 or W-8 is no longer true and correct or (ii) upon reasonable request of the Issuer, Subscriber will provide a new IRS Form W-9 or W-8 to the Issuer.

12.

Separate Obligations. The obligations of the Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and the Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber. The decision of the Subscriber to purchase the Shares has been made by the Subscriber independently of any Other Subscriber and independently of any information, materials, statements, opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, Rigetti or any of their respective subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither the Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or to any other person) relating to or arising from any such information, materials, statements or opinions. The Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

ISSUER:

SUPERNOVA PARTNERS ACQUISITION COMPANY II, LTD.

By:
Name:	Michael S. Clifton
Title:	Chief Financial Officer

[Signature Page – Subscription Agreement]

Accepted and agreed:

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

[Signature Page – Subscription Agreement]

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price: $ ._______________

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing if required, to the account specified by the Issuer in the Closing Notice.

[Signature Page – Subscription Agreement]

Schedule I

ELIGIBILITY REPRESENTATIONS OF THE SUBSCRIBER

FOR ENTITIES:

1.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)).

☐

In addition to being a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), we are also an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐

We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

☐	We are an insurance company, as defined in Section 2(13) of the Securities Act.

☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.

☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐

We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

☐

We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐

We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c) (3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Shares, and that has total assets in excess of $5 million.

☐

We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐	We are an entity in which all of the equity owners are accredited investors.

☐	We are an entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5 million.

** OR **

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐	We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) for one or more of the following reasons (Please check the applicable subparagraphs):

☐

We are a bank, as defined in Section 3(a)(2) of the Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or a fiduciary capacity.

☐	We are a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

☐	We are an insurance company, as defined in Section 2(13) of the Securities Act.

☐	We are an investment company registered under the Investment Company Act of 1940 or a business development company, as defined in Section 2(a)(48) of that act.

☐	We are a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐

We are a plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if the plan has total assets in excess of $5 million.

☐

We are an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is being made by a plan fiduciary, as defined in Section 3(21) of such act, and the plan fiduciary is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, or if the employee benefit plan has total assets in excess of $5 million.

☐	We are a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

I-2

☐

We are a corporation, Massachusetts or similar business trust, or partnership, or an organization described in Section 501(c) (3) of the Internal Revenue Code of 1986, as amended, that was not formed for the specific purpose of acquiring the Shares, and that has total assets in excess of $5 million.

☐

We are a trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

☐	We are an entity in which all of the equity owners are accredited investors.

☐	We are an entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5 million.

* * AND * *

3.	AFFILIATE STATUS

(Please check the applicable box)

THE SUBSCRIBER:

☐                is:

☐                is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by the Subscriber and constitutes a part of the Subscription Agreement.

I-3

Schedule II

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR (Canadian Investors Only)

1.	We hereby declare, represent and warrant that:

(a)

we are purchasing the Shares as principal for our own account, or are deemed to be purchasing the Shares as principal for our own account in accordance with applicable Canadian securities laws, and not as agent for the benefit of another investor;

(b)	we are residents in or subject to the laws of one of the provinces or territories of Canada;

(c)

we are entitled under applicable securities laws to purchase the Shares without the benefit of a prospectus qualified under such securities laws and, without limiting the generality of the foregoing, are both:

a.

an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or section 73.3(2) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion in Section 11 below, and we are not a person created or used solely to purchase or hold securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106; and

b.

a “permitted client” as defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (“NI 31-103”) by virtue of satisfying the indicated criterion in Section 12 below;

(d)

we have received, reviewed and understood, this Subscription Agreement and certain disclosure materials relating to the placing of Shares in Canada and, are basing our investment decision solely on this Subscription and the materials provided by the Issuer and not on any other information concerning the Issuer or the offering of the Shares;

(e)

the acquisition of Shares does not and will not contravene any applicable Canadian securities laws, rules or policies of the jurisdiction in which we are resident and does not trigger (i) any obligation to prepare and file a prospectus or similar document or (ii) any registration or other similar obligation on the part of any person;

(f)

we will execute and deliver within the applicable time periods all documentation as may be required by applicable Canadian securities laws to permit the purchase of the Shares on the terms set forth herein and, if required by applicable Canadian securities laws, will execute, deliver and file or assist the Issuer in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Shares as may be required by any applicable Canadian securities laws, securities regulator, stock exchange or other regulatory authority; and

(g)

neither we nor any party on whose behalf we are acting has been established, formed or incorporated solely to acquire or permit the purchase of Shares without a prospectus in reliance on an exemption from the prospectus requirements of applicable Canadian securities laws.

2.

We are aware of the characteristics of the Shares, the risks relating to an investment therein and agree that we must bear the economic risk of its investment in the Shares. We understand that we will not be able to resell the Shares under applicable Canadian securities laws except in accordance with limited exemptions and compliance with other requirements of applicable law, and we (and not the Issuer) are responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Canadian securities laws in connection with any resale of the Shares.

3.

We hereby undertake to notify the Issuer immediately of any change to any declaration, representation, warranty or other information relating to us set forth herein which takes place prior to the closing of the purchase of the Shares applied for hereby.

4.

We understand and acknowledge that (i) the Issuer is not a reporting issuer in any province or territory in Canada and its securities are not listed on any stock exchange in Canada and there is currently no public market for the Shares in Canada; and (ii) the Issuer currently has no intention of becoming a reporting issuer in Canada and the Issuer is not obligated to file and has no present intention of filing a prospectus with any securities regulatory authority in Canada to qualify the resale of the Shares to the public, or listing the Issuer’s securities on any stock exchange in Canada and thus the applicable restricted period or hold period may not commence and the Shares may be subject to an unlimited hold period or restricted period in Canada and in that case may only be sold pursuant to limited exemptions under applicable securities legislation.

5.	We confirm we have reviewed applicable resale restrictions under relevant Canadian legislation and regulations.

6.

It is acknowledged that we should consult our own legal and tax advisors with respect to the tax consequences of an investment in the Shares in our particular circumstances and with respect to the eligibility of the Shares for investment by us and resale restrictions under relevant Canadian legislation and regulations, and that we have not relied on the Issuer or on the contents of the disclosure materials provided by the Issuer, for any legal, tax or financial advice.

7.

If we are a resident of Quebec, we acknowledge that it is our express wish that all documents evidencing or relating in any way to the sale of the Shares be drawn in the English language only. Si nous sommes résidents de la province de Québec, nous reconnaissons par les présentes que c’est notre volonté expresse que tous les documents faisant foi ou se rapportant de quelque manière à la vente des engagements soient rédigés en anglais seulement.

8.

We understand and acknowledge that we are making the representations, warranties and agreements contained herein with the intent that they may be relied upon by the Issuer and the agents in determining our eligibility to purchase the Shares, including the availability of exemptions from the prospectus requirements of applicable Canadian securities laws in connection with the issuance of the Shares.

9.

We consent to the collection, use and disclosure of certain personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities.

10.

If we are an individual resident in Canada, we acknowledge that: (A) the Issuer or the agents may be required to provide personal information pertaining to us as required to be disclosed in Schedule I of Form 45-106F1 Report of Exempt Distribution (“Form 45-106F1”) under NI 45-106 (including its name, email address, address, telephone number and the aggregate purchase price paid by the purchaser) (“personal information”) to the securities regulatory authority or regulator in the local jurisdiction (the “Regulator”); (B) the personal information is being collected indirectly by the Regulator under the authority granted to it in securities legislation; and (C) the personal information is being collected for the purposes of the administration and enforcement of the securities legislation; and by purchasing the securities, we shall be deemed to have authorized such indirect collection of personal information by the Regulator. Questions about the indirect collection of information should be directed to the Regulator in the local jurisdiction, using the contact information set out below:

(a)	in Alberta, the Alberta Securities Commission, Suite 600, 250 - 5th Street SW, Calgary, Alberta T2P 0R4, Telephone: (403) 297-6454, toll free in Canada: 1-877-355-0585;

(b)

in British Columbia, the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2, Inquiries: (604) 899-6581, toll free in Canada: 1-800-373-6393, Email: inquiries@bcsc.bc.ca;

(c)	in Manitoba, The Manitoba Securities Commission, 500 - 400 St. Mary Avenue, Winnipeg, Manitoba R3C 4K5, Telephone: (204) 945-2548, toll free in Manitoba 1-800-655-5244;

(d)

in New Brunswick, Financial and Consumer Services Commission (New Brunswick), 85 Charlotte Street, Suite 300, Saint John, New Brunswick E2L 2J2, Telephone: (506) 658-3060, toll free in Canada: 1-866-933-2222, Email: info@fcnb.ca;

(e)

in Newfoundland and Labrador, Government of Newfoundland and Labrador, Financial Services Regulation Division, P.O. Box 8700, Confederation Building, 2nd Floor, West Block, Prince Philip Drive, St. John’s, Newfoundland and Labrador, A1B 4J6, Attention: Director of Securities, Telephone: (709) 729-4189,

(f)

in the Northwest Territories, the Government of the Northwest Territories, Office of the Superintendent of Securities, P.O. Box 1320, Yellowknife, Northwest Territories X1A 2L9, Attention: Deputy Superintendent, Legal & Enforcement, Telephone: (867) 920-8984;

(g)	in Nova Scotia, the Nova Scotia Securities Commission, Suite 400, 5251 Duke Street, Duke Tower, P.O. Box 458, Halifax, Nova Scotia B3J 2P8, Telephone: (902) 424-7768;

(h)	in Nunavut, Government of Nunavut, Department of Justice, Legal Registries Division, P.O. Box 1000, Station 570, 1st Floor, Brown Building, Iqaluit, Nunavut X0A 0H0, Telephone: (867) 975-6590;

(i)

in Ontario, the Inquiries Officer at the Ontario Securities Commission, 20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8314, toll free in Canada: 1-877-785-1555, Email: exemptmarketfilings@osc.gov.on.ca;

(j)	in Prince Edward Island, the Prince Edward Island Securities Office, 95 Rochford Street, 4th Floor Shaw Building, P.O. Box 2000, Charlottetown, Prince Edward Island C1A 7N8, Telephone: (902) 368-4569;

(k)

in Québec, the Autorité des marchés financiers, 800, Square Victoria, 22e étage, C.P. 246, Tour de la Bourse, Montréal, Québec H4Z 1G3, Telephone: (514) 395-0337 or 1-877-525-0337, Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers), fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers);

(l)	in Saskatchewan, the Financial and Consumer Affairs Authority of Saskatchewan, Suite 601 - 1919 Saskatchewan Drive, Regina, Saskatchewan S4P 4H2, Telephone: (306) 787-5879; and

(m)	in Yukon, Government of Yukon, Department of Community Services, Law Centre, 3rd Floor, 2130 Second Avenue, Whitehorse, Yukon Y1A 5H6, Telephone: (867) 667-5314.

11.

We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, an “accredited investor” as defined in NI 45-106 or section 73.3(1) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion below:

Please check the category that applies:

☐		a Canadian financial institution or a Schedule III bank of the Bank Act (Canada),

☐		the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

☐		a subsidiary of any person or company referred to in paragraphs (a) or (b) if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐		a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations,

[omitted]

	(e.1)	[omitted]

☐		the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly owned entity of the Government of Canada or of the government of a province or territory of Canada,

☐		a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

☐		any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,

[omitted]

☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$5,000,000,

[omitted]

[omitted]

☐		a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

☐		an investment fund that distributes or has distributed its securities only to a person that is or was an accredited investor at the time of the distribution,

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 of NI 45-106 [Minimum amount investment], or 2.19 of NI 45-106 [Additional investment in investment funds], or a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of NI 45-106 [Investment fund reinvestment],

☐		an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐		a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

☐	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

☐	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

☐	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (d) or paragraph (i) in form and function,

☐	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

☐	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

☐	a person that is recognized or designated by the Commission as an accredited investor,

☐	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

12.	We hereby represent, warrant, covenant and certify that we are, or any party on whose behalf we are acting is, a “permitted client” by virtue of the criterion indicated below,

Please check the category that applies:

❑	(a)	a Canadian financial institution or a Schedule III bank;

❑	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

❑	(c)	a subsidiary of any person or company referred to in paragraph (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

❑	(d)	a person or company registered under the securities legislation of a jurisdiction of Canada as an adviser, investment dealer, mutual fund dealer or exempt market dealer;

❑	(e)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions or a pension commission or similar regulatory authority of a jurisdiction of Canada or a wholly-owned subsidiary of such a pension fund;

❑	(f)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (e);

❑	(g)	the Government of Canada or a jurisdiction of Canada, or any Crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;

❑	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

❑	(i)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Quebec;

❑	(j)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a managed account managed by the trust company or trust corporation, as the case may be;

❑	(k)	a person or company acting on behalf of a managed account managed by person or company, if the person or company is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

❑	(l)

an investment fund if one or both of the following apply:

(i) the fund is managed by a person or company registered as an investment fund manager under the securities legislation of a jurisdiction of Canada;

(ii) the fund is advised by a person or company authorized to act as an adviser under the securities legislation of a jurisdiction of Canada;

❑	(m)	in respect of a dealer, a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

❑	(n)	in respect of an adviser, a registered charity under the Income Tax Act (Canada) that is advised by an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

❑	(o)	a registered charity under the Income Tax Act (Canada) that obtains advice on the securities to be traded from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity;

❑	(p)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5 million;

❑	(q)	a person or company that is entirely owned by an individual or individuals referred to in paragraph (o), who holds the beneficial ownership interest in the person or company directly or through a trust, the trustee of which is a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction;

❑	(r)	a person or company, other than an individual or an investment fund, that has net assets of at least C$25,000,000 as shown on its most recently prepared financial statements; or

❑	(s)	a person or company that distributes securities of its own issue in Canada only to persons or companies referred to in paragraphs (a) through (r).